This announcement is neither an offer to purchase nor a solicitation of an offer to sell Common Shares or Rights. The Offer is made solely by the Offer to Purchase Dated October 20, 1998 and the related Letter of Transmittal and is not being made to (nor will tenders be accepted from or on behalf of) holders of Common Shares or Rights in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by Cochran, Caronia Securities LLC or one or more registered brokers or dealers licensed under the laws of such jurisdiction.


                      Notice of Offer to Purchase for Cash
                     All Outstanding Shares of Common Stock
           (including the associated Preferred Stock Purchase Rights)
                                       of
                             Gryphon Holdings Inc.
                                       at
                                $18.00 Per Share
                                       by
                              MG Acquisition Corp.

                          a wholly owned subsidiary of

                               Markel Corporation

      MG Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Markel Corporation, a Virginia corporation ("Parent"), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the "Common Shares"), of Gryphon Holdings Inc., a Delaware corporation (the "Company"), including the associated Junior Participating Cumulative Preferred Stock Purchase Rights (including any successors thereto, the "Rights") issued pursuant to the Rights Agreement, dated as of June 5, 1995, as amended as of July 28, 1998, between the Company and State Street Bank and Trust Company, as Rights Agent (as such agreement may be further amended and including any successor agreement, the "Rights Agreement"), at a price of $18.00 per Common Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 20, 1998 and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Unless the context otherwise requires, all references to Common Shares shall include the associated Rights, and all references to the Rights shall include the benefits that may inure to holders of the Rights pursuant to the Rights Agreement referred to above, including the right to receive any payment due upon redemption of the Rights.


      The purpose of this Offer and the proposed second-step merger is to enable the Parent to acquire control of, and ultimately the entire equity interest in, the Company. Parent currently intends, as soon as practicable following consummation of the Offer, to seek to have Purchaser consummate a merger with and into the Company with the Company continuing as the surviving corporation (the "Proposed Merger"), pursuant to which each then remaining Common Share outstanding (other than Common Shares owned by Parent or any of its wholly owned subsidiaries, Common Shares held in the treasury of the Company, Common Shares held by shareholders who have demanded and perfected, and who shall not have withdrawn or otherwise lost, appraisal rights under the General Corporation Law of the State of Delaware), would be converted into the right to receive an amount of cash equal to the Offer Price.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 6:00 P.M., NEW YORK CITY TIME ON FRIDAY, DECEMBER 4, 1998, UNLESS THE OFFER IS EXTENDED.

     The Offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Common Shares (including the associated Rights) which, together with Common Shares owned by the Parent and Purchaser constitute at least 51% of the Common Shares outstanding on a fully diluted basis on the date of purchase, (2) Purchaser being satisfied, in its sole discretion, that, after consummation of the Offer, the provisions of Section 203 of the Delaware General Corporation Law would not prohibit for any period of time, or impose any voting requirement in excess of majority shareholder approval with respect to, the Proposed Merger or other business combination with Purchaser or any affiliate of Purchaser, and (3) the Rights having been redeemed by the Board of Directors of the Company or Purchaser being satisfied, in its sole discretion, that the Rights are invalid or otherwise inapplicable to the Offer and the Proposed Merger, and (4) Parent and Purchaser having obtained all insurance regulatory approvals necessary for their acquisition of control over the Company and its insurance subsidiaries on terms and conditions satisfactory to Purchaser, in its sole discretion.


      For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Common Shares (including the associated Rights) validly tendered and not properly withdrawn if, as and when Purchaser gives oral or written notice to First Union National Bank (the "Depositary") of Purchaser's acceptance of such Common Shares for payment. Payment for Common Shares (including the associated Rights) accepted pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting payments to such tendering shareholders. Payment for Common Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for Common Shares and certificates for Rights, if the Rights are at such time separately traded, or timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Common Shares (and Rights, if applicable), if such procedure is available, into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase), (ii) the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) and (iii) any other documents required by the Letter of Transmittal. Under no circumstances will interest on the purchase price for Common Shares be paid by Purchaser, regardless of any delay in making such payment.

     Any extension of the Offer will be followed as promptly as practicable by public announcement thereof, with such announcement to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date (as defined in the Offer to Purchase). Subject to applicable law and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

     Tenders of Common Shares made pursuant to the Offer are irrevocable except that Common Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after December 18, 1998. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Common Shares to be withdrawn, the number of Common Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Common Shares. If certificates for Common Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Common Share Certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Common Shares have been tendered for the account of an Eligible Institution. If Common Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Common Shares and otherwise comply with such Book-Entry Transfer Facility's procedures. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Common Shares pursuant to any of the procedures described above will be determined by Purchaser in its sole discretion, whose determination will be final and binding on all parties. None of Parent, Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification.


     The information required to be disclosed by paragraph (e)(1)(vii) of Rule 14d-6 under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

     THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

     Questions and requests for assistance or for copies of the Offer to Purchase, the related Letter of Transmittal and other tender offer documents may be directed to the Information Agent or the Dealer Manager, as set forth below. Copies of the tender offer documents will be furnished at the Purchaser's expense. Neither the Parent nor the Purchaser will pay any fees or commissions to any broker or dealer or other Person (other than the Dealer Manager, the Depositary and the Information Agent) in connection with the solicitation of tenders of Common Shares and Rights pursuant to the Offer.


                    The Information Agent for the Offer is:

                                [MacKenzie logo]

                                156 Fifth Avenue
                            New York, New York 10010
                         (212) 929-5500 (Call Collect)
                                       or
                         CALL TOLL-FREE (800) 322-2885
                      The Dealer Manager for the Offer is:
                                      [logo]
                        [Cochran, Caronia Securities LLC]
                              1 South Wacker Drive
                            Chicago, Illinois 60606
                               (312) 425-9335 or
                                       or
                         CALL TOLL-FREE (800) 248-8163

October 20, 1998